SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine Month and Three Month Periods Ended September 30, 2024

On November 13, 2024, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine-month and three-month periods ended September 30, 2024 (“OPC’s Periodic Report”). English convenience translations of (i) the Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2024 and (ii) the Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2024, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements with respect to: OPC’s business strategy including OPC’s plans to expand its activities in the generation and supply of renewable electricity, OPC’s and CPV’s construction and development projects and tenders, including expected start of construction and completion date of projects, estimated investment in projects, and characteristics of projects (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), and other information relating to construction and development projects and tenders including the total MW in various stages of development, estimated construction cost, expected competitive advantage, the description of projects in various stages of development, carbon capture projects or projects with carbon capture potential such as the Basin Ranch project, and statements relating to expectations about these projects, expected timing for completion for maintenance work, the agreements with a U.S. private equity fund for an investment in CPV Renewable including the terms and expected timing of completion of the investment and related statements and the expected accounting implications of the transaction for OPC, the agreements by CPV Group to acquire additional holdings in the Shore and Maryland power plants, including the expected investment amount and expected timing of completion of the transactions, and CPV’s intention to examine opportunities to increase stakes in projects it owns, the expected impact on CPV Group’s results of the availability prices in the PJM published in July 2024 including the expected impact resulting from the agreements to increase stakes in the Shore and Maryland power plants and the proposed postponement of the next PJM availability tender and potential changes in determining the demand curve and expected impact, expectations with respect to interest rates, the war in Israel and potential impact on OPC including statements about insurance policies covering war and terrorist risk, the Electricity Authority decision with respect to smart meters, electricity and natural gas prices including tariffs in Israel, forecasted electricity and natural gas prices for 2024, 2025 and 2026 and electricity margin, capacity payments and revenues, guaranteed capacity payments and the scope of energy hedges including for 2024 and 2025, the NYISO and ISO-NE markets capacity payments and availability prices, plans for hedging electricity margins, the impact of seasonal fluctuations in tariffs, carbon emissions regulation and the expected impact on CPV, provisions of financing agreements including cash sweep mechanisms and OPC’s expectations to refinance or extend the Shore project’s debt financing, gas supply agreements, and statements with respect to industry and potential regulatory developments in Israel and the U.S., including the Clean Air Act electricity tariffs and guaranteed payments in the U.S., the impact of seasonality and seasonal tariffs, the Electricity Authority tariffs, including statements about proposed changes in tariff structure and calculation methodology in Israel and expected impact on OPC, the expected excise tax on fuel in Israel and the expected impact of such a tax on OPC and other non-historical statements.  These statements are not historical facts, but rather are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions as planned (including as to the actual cost and characteristics of projects and other transactions) or at all, the risk that tenders are not successful and that development projects do not proceed to construction, risks relating to financing of construction and development projects, risks relating to new and existing regulations and proposed changes to regulations including tariff structure and methodology and risks relating the proposed excise tax on fuel in Israel, risks relating to license requirements and regulatory decisions, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices and natural gas prices in the U.S. and Israel including the risk that prices may differ from the forecasts included in OPC’s report and the impact of hedging arrangements of CPV, risks relating to the war in Israel and its impact on OPC and its business including the ability to obtain insurance and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. - Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2024, as published on November 13, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. - Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2024, as published on November 13, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 13, 2024	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer